FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2

Date of Material Change

January 21, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on January 21, 2008.

Item 4

Summary of Material Change

Production at Ocampo increased in December with production of 6,802 ounces of gold and 251,072 ounces of silver for a gold equivalent production of 11,216 ounces. A total of 8,394 ounces of gold and 313,841 ounces of silver were sold during the month or 13,912 gold equivalent ounces. During December, the Company realized an average gold price of $801/oz and an average silver price of $14.08/oz. For Ocampo, total cash costs (prior to the recording of any potential quarter end adjustments occurring in the normal course of events) for December was $525 per gold equivalent ounce, a decrease of 36% as compared to Q3 and $538 per gold equivalent ounce in Q4, a decrease of 35% as compared to Q3.

Item 5

Full Description of Material Change

Gammon Gold reports on Ocampo Key Operational Indicators in December, a greater than 36% reduction in Ocampo’s December Total Cash Costs per ounce from Q3, and improved operating cash flow in Q4

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS): Gammon Gold is pleased to advise that improvements achieved at its Ocampo mine are continuing and are anticipated to continue into Q1 2008.

Ocampo – December 2007

Production at Ocampo increased in December with production of 6,802 ounces of gold and 251,072 ounces of silver for a gold equivalent production of 11,216 ounces. A total of 8,394 ounces of gold and 313,841 ounces of silver were sold during the month or 13,912 gold equivalent ounces. During December, the Company realized an average gold price of $801/oz and an average silver price of $14.08/oz. For Ocampo, total cash costs (prior to the recording of any potential quarter end adjustments occurring in the normal course of events) for December was $525 per gold equivalent ounce, a decrease of 36% as compared to Q3 and $538 per gold equivalent ounce in Q4, a decrease of 35% as compared to Q3.

Ocampo Average Monthly Gold & Silver (Au eq) Production vs Total Cash Costs per Ounce

Consolidated Overview

Despite a labour stoppage between Christmas and the New Year, the Company was still able to achieve an overall 2.2% increase in production (4.2% at Ocampo) in Q4 over Q3. For the fourth quarter, the Company produced a total of 27,571 ounces of gold and 1,140,797 ounces of silver or 48,124 gold equivalent ounces. Production estimates provided in the December 31, 2007 press release were based on inventory in zinc precipitate, however as a result of the labour stoppage, production of a certain portion of these ounces were delayed until January and therefore could not be calculated in December production figures as consistent with previous reporting. During the fourth quarter the Company sold a total of 28,665 ounces of gold and 1,183,729 ounces of silver or 49,969 gold equivalent ounces, an increase of 11.4% over Q3 (an 18% increase at Ocampo). During the fourth quarter, the Company realized an average gold price of $794.88/oz and an average silver price of $14.32/oz. Operating cash flow for December reduced to ($3.5 million) due to year end expenses as well as changes to working capital.

Operating and Free Cash Flow 2007 (unaudited)

Overall, the fourth quarter was the strongest quarter reported in 2007 and the financial indicators clearly demonstrate that we are making tremendous strides in advancing the Company’s turnaround. Operating cash flow in Q4 improved to ($240,000) or by 98% as compared to ($10.6 million) in Q3 and clearly demonstrate that productivity improvements achieved at Ocampo, coupled with our aggressive cost management strategies is positively impacting costs. Free cash flow improved to ($14.7 million) or by 59% in Q4 as compared to ($36.7 million) in Q3. As the Company completes its investment in capital expansion projects, anticipated to be by mid-2008, the Company anticipates being free cash flow positive in the later part of 2008. Additional improvements are anticipated in Q1 2008 as many production and cost savings initiatives gain additional traction and we leverage strong current metal prices. Capital costs during the quarter were in line with internal expansion capital projections at $14.7 million. Cash costs for Q4 are expected to decrease by 23% to $590 per ounce (net of any year end adjustments) over Q3 cash costs. Continued improvements in total cash costs will be driven by the Company’s focus on increased production and cost optimization efforts.

The Company (inclusive of Gammon Gold’s El Cubo mine) remains on target to produce from 56,000 to 62,000 gold equivalent ounces during Q1 at a total cash cost that is consistent with anticipated cash costs for Q4 2007.Total capital expenditures at Ocampo and El Cubo in Q1 are anticipated to range from $16 to $20 million in Q1 2008. As of January 1, the Company has drawn $30.5 million of its $60 million revolving facility

Mr. Glenn Hynes, CFO of Gammon Gold stated, "The improvement in production achieved at Ocampo is positively impacting costs and additional improvement is anticipated in Q1 2008 as many initiatives gain additional traction and we benefit from the improving metal prices." Mr. Hynes continued, "Equally important, we will continue to tightly manage expenditures to ensure sufficient liquidity during this turnaround period. I am very encouraged by the momentum we are gaining in all areas of our operation and I look forward to maximizing this positive momentum."

Rene Marion, CEO of Gammon Gold stated, "We continued to make advances at Ocampo during December that demonstrate that we are on the right track in continuing the turnaround at our Ocampo mine. The production metrics for December clearly confirm that despite the business interruption, the initiatives we have implemented at Ocampo are having a positive impact on productivity."

Mr. Marion went on to say, "As we enter Q1, 2008, we continue to provide the following guidance targeted for El Cubo and Ocampo:"

Q1 2008 Forecasted Highlights	Ocampo & El Cubo
Production (oz Au (eq))	From 56,000 to 62,000
Total Cash Costs	In line with those estimated for Q4 2007
Expansion and Sustaining Capital	$16-20 Million

"The Company continues to remain satisfied that it has access to sufficient liquidity to fully execute its growth strategy through this turnaround period. Additionally, we are encouraged by significant improvements in both operating and free cash flow as well as in overall productivity and therefore, remain confident that we will continue to maintain this positive momentum and achieve, or exceed, our Q1 2008 production guidance."

Ocampo Highlights

  During December the Company continued to realize the positive impact from the strategies initiated at Ocampo. Cost reduction efforts throughout the operation continue to gain traction and these incremental improvements will continue into 2008. The Company has also enhanced its mine management team by appointing Russell Tremayne as Director of Operations. Mr. Tremayne brings over 35 years of experience in mining. Initially, Russell will assume the role as acting General Manager of Ocampo where his background and experience in turnaround situations will be key to completing the turnaround at Ocampo. While at Highland Gold Mining Corporation, Russell was responsible for all operational activities including production, development/stripping, mill operation, engineering and production planning, logistics and purchasing, quality control, utilities and communications and successfully addressed the operational issues at Highland’s MNV mine. He has a great deal of experience and success dealing with safety and environmental issues which will be of great benefit to Gammon.

  We expect that an additional 5 megawatts of main grid power will be operational in the last week of January, and this will immediately reduce both our reliance on diesel generated power and reduce costs. The access to grid power also minimizes exposure to business interruption should there be problems with one of our generators. The additional 5 megawatts will increase main grid power to a total of 7 megawatts.

  The Santa Eduviges decline has advanced a total of 684 metres and by the end of December was only 70 metres from cross cutting the main mineralized structure.

  During early Q1 2008 the Company will roll out a bonus incentive plan for exemplary performance for all operating departments at Ocampo. It is anticipated that the impact of this incentive program will result in significantly enhanced productivity throughout the Ocampo operation.

  During December stockpiles of 12,500 tonnes ahead of the mill and 140,000 tonnes ahead of the crushing plant were established to minimize the possibility of production interruption due to possible feed variability from the underground or the open pit. The focus going forward will remain on maintaining stockpiles ahead of both processing facilities to ensure ongoing production during any period of downtime.

Dave Keough, COO of Gammon Gold stated, "The implementation of optimized mining methods has positively impacted productivity at Ocampo, most particularly we are seeing a significant increase in tonnes and gold/silver head grades due to lower dilution from the underground as a result of the re-introduction of longhole mining. We continue to drive improvements in productivity throughout Ocampo by continuing to introduce enhanced mining methods, the deployment of equipment as well as overall improved mine planning and development and equipment availability. In Q1, We will continue to work through outstanding maintenance and equipment productivity issues particularly with the Heap Leach primary crusher and open pit loading fleet. Dilution underground reduced by a further 60% from November and Q4 dilution of 28% was 22% lower than the weighted average of 36% for the previous 3 quarters. We continue to focus on dilution by providing further operator training and implementing a Quality Assurance / Quality Control program in Q1, 2008.

Mr. Keough went on to say, "As the following graphs demonstrate, overall we are seeing productivity improvements in all areas of mine and this will carry forward into the balance of Q1 and beyond. Particularly encouraging is the 33% increase in underground production in December and we are seeing this trend continue into January. "

Underground

Underground Dilution	Tonnes per day - Underground

In December, dilution was further reduced by over 60% over November to approximately 18%.The re-introduction of longhole mining method had a positive impact on reducing dilution.

Average daily underground production is beginning to increase as a result of with the re-commencement of longhole production, improved development rates and the implementation of a new piece-meal bonus incentive program for underground miners and achieved close to 1,000 tonnes per day despite the work stoppage in late December.

Average Grade - Underground Au(e)	Cost per Tonne - Underground

Underground grades continue to improve as dilution control initiatives gain traction and access to higher grade ore improves. Since July, development, quality control programs and sequencing issues continue to be addressed and have largely been responsible for the 46% improvement in underground grades since that time.

Average costs per tonne have averaged less than $30 per tonne in the past number of months. Further reductions in costs are expected to be achieved as the Company continues to implement improved mining methods. Increased development activities that provide improved flexibility and optimization of mining methods is expected to result in a further reduction in average mining cost per tonne. December’s costs were affected by one off Christmas and end of year production bonuses, which contributed $4.45 to costs per tonne for the month.

Open Pit Operations

Average Tonnes per day - Open Pit	Feed to the Mill from Open Pit per month

Average daily production from the open pit operations continues to improve overall, however December tonnage was impacted by the lack of Loading equipment due to scheduled major maintenance programs. In early January the Company leased additional equipment to supplement the existing loading fleet (while the fleet undergoes such maintenance programs. We are still targeting above the Feasibility 80,000 tonnes per day and we are confident in attaining this target in the latter part of the first quarter of 2008.

High grade ore from the Open Pit continues to be directed to the Mill in order to benefit from the better recoveries of the Mill circuit. During December, less tonnes from the Open Pit were re-directed to the Mill as a result of the increased tonnage at a higher grade from the Underground. As the capacity of the Mill is expanded, we will be able to send more high grade ore from the Open Pit to the Mill.

Average Tonnes per day - Heap Leach	Strip Ratio

Ore feed to heap leach pad continues to improve despite weather, mechanical and maintenance issues in the past two quarters. Tonnes to the Heap Leach increased in December as fewer tonnes were re-directed to the Mill and feed from stockpiles ahead of the Heap Leach was placed on the pad.

The strip ratio declined significantly in December and it is anticipated that this strip ratio will remain relatively stable in the coming months. However we will continue our focus on reducing the strip ratio at the Open Pit.

Stockpile - Heap Leach	Cost per tonne - Open Pit

In order to ensure uninterrupted processing and maximizing the ore head grade delivered to the leach pad we will continue to increase stockpiles of low grade ore ahead of the Heap Leach. This will also allow production to continue during unfavourable weather conditions which impact on open pit operations on occasion.

Costs per tonne increased in December due to scheduled maintenance of equipment as well as increased labour costs related to annual and December bonuses that contributed $0.09 to costs per tonne for the month.

Mill

Average Tonnes per day - MIll	Mill Availability

Tonnes per day at the Mill remained close to design capacity in December. Despite a labour stoppage in late December, tonnes per day remained near capacity at 1,297 tonnes per day. By establishing a stockpile and with the improvement in ore feed from the underground, we anticipate that the Mill will continue to operate at design capacity in Q1. We are reviewing the economics of increasing the capacity at the Mill to 2,800 tonnes per day and anticipate having the additional capacity available in the second half of 2008.

Mill availability continues to improve reaching 88% in December. Our target is to achieve 90% availability in Q1 2008.

Avg Grade eAu OP & UG	Cost per Tonne - Mill

Average grades to the Mill have improved primarily as a result of the additional high grade ore from the Underground displacing ore from the pit. As we continue to accelerate development and optimize mining methods and decrease dilution, we anticipate continued improvement in overall grades.

Costs per tonne continue to improve dramatically as a result of cost reduction programs and further cost improvements are anticipated through power and reagent consumption and throughput enhancements. Annual and December bonuses contributed $1.72 to costs per tonne in December.

Heap Leach

Gold & Silver Recovery - Heap Leach	Head Grade - Heap Leach

Recoveries remain solid. During the first half of 2008 the recoveries will again trend upward (similar to first half of 2007) as pond levels reduce and the fringes of the leach pad are put under leach. These areas are not currently under leach due to construction of the pad expansion.

Grades to the Heap Leach improved in December as more high grade ore from the Open Pit was directed to the Heap Leach pad due to the increase tonnes mined of high grade underground ore which took priority in the mill. In December the cutoff grade was lowered from 0.4 g/t Au eq to 0.3 g/t Au eq but the head grade of material delivered to the Heap Leach Pad went up due to stockpiling low grade material in front of the Crusher.

Cost per Tonne - Heap Leach

Costs in December were impacted by increased maintenance costs as well as increased labour costs due to annual production and Christmas bonuses paid in December, which contributed $0.34 to costs per tonne.

Mr. Marion stated, "In early January we made changes to mine management at Ocampo to create a more effective and motivated team. As part of strengthening operations at Ocampo, we are pleased to welcome Russell Tremayne as Director of Operations. Russell was the Director of Operations at Highland Gold Mining Corporation and reported directly to me, so I am personally familiar with his skills and therefore keenly aware of what an asset he will be to the Gammon team. Russell was instrumental in significantly improving productivities whilst championing a safety culture and improving safety metrics" Mr. Marion continued, "We are very fortunate to have attracted such a high caliber individual to the Gammon team and look forward to the successes the operations will achieve under Russell’s guidance."

Ocampo Underground

Regardless of the labour disruption between Christmas and the New Year, productivity in December improved in the underground primarily as a result of increased development, the re-introduction of longhole mining methods and decreased dilution. As a result grades from the underground improved by 19% to 6.43 g/t gold equivalent over Q3 and grades are expected to continue to improve as the underground operation ramps up. Additionally, ongoing development in the underground provides more flexibility and better sequencing in the underground. The Company will continue to implement strategies that will continue to reduce costs and improve productivity. We will also continue to accelerate development so as to improve access to higher grade ore and maximize flexibility. The recently introduced bonus schedule is expected to positively impact productivity going forward.

Ocampo Open Pit

Productivity in the Open Pit declined in December due to scheduled maintenance programs required for the loading fleet (loaders and shovels). The Company has leased two additional loaders to supplement the existing fleet during this downtime and productivity in expected to return to feasibility study levels in February. In December less high grade ore was directed to the Mill as a result of the increased tonnage from the underground. This higher grade ore from the Open Pit was directed to the Heap Leach, where grades from improved by 11% to 1.23 g/t gold equivalent in December.

Ocampo Mill Circuit

During December tonnes per day remained near capacity at 1,297 tonnes per day despite the labour disruption experienced in late December. The improvement in underground productivity resulted in more high grade ore from the underground being delivered to the Mill than in previous months, and this has impacted head grades significantly where grades improved to 6.00 g/t gold equivalent or 33% over Q3. Mill availability improved to 88% in December and is targeted to reach over 90% in the first half of 2008. Metallurgical recoveries also continued to improve to an average of 96% gold and 93% silver. Costs per tonne remain consistent on average with previous months and further production enhancements are available that should allow for additional cost reductions going forward as more traction is realized from our cost saving initiatives.

Ocampo Heap Leach Circuit

Recoveries at the Heap leach pad remained strong in December and were consistent with previous months. During the month the cutoff grade was lowered from 0.4 g/t gold equivalent to 0.3 g/t gold equivalent, however the head grade of material delivered to the Heap Leach Pad went up due to stockpiling low grade material in front of the Crusher. During December 222,000 tonnes were placed on the Heap Leach a 16% increase over Q3. Most recently, we started to haul 150,000 tonnes of old tailings that average 1.68 g/t gold equivalent to the Heap Leach Pad. Bottle roll tests are being done on this material and recoveries are encouraging. We believe that taking these high grade tails will significantly reduce costs for the Heap Leach going over the next few months. Costs increased in December as a result of increased maintenance costs as well as additional labour costs due to one-time bonuses paid out in December.

Mr. Marion concluded, "My confidence in the sustainability of our initiatives over the next 3 months continues and I feel confident in reaffirming our forecast scorecard for the end of Q1 for Ocampo. My goal in communicating these objectives is to provide shareholders with benchmarks to measure my performance as CEO as well as that of the Senior Management team."

  We have targeted Q1 2008 production of between 56,000 to 62,000 gold equivalent ounces (inclusive of El Cubo)

  We have targeted Total Cash Costs for Q1 2008 to be consistent with those estimated for Q4, 2007

  Expansion and Sustaining Capital expenditures are anticipated to be between $16 and $20 million

  We are committed to providing an update on 2007 year end reserves and resources at the end Q1 2008

  We also expect to release our 2008 Operating and Total Cash Cost guidance together with a 3-year outlook at the end of Q1 2008

  We have already experienced positive operating cash flow in November and we expect to achieve sustained positive operating cash flow in Q1 2008. We anticipate being Net Free Cash flow positive in the latter part of 2008 once expansion capital for the heap leach facility, processing facility and the continued development of the Santa Eduviges decline is concluded

  The Company will endeavor not to take any further accounting provisions in Q1 2008

  Along with the Board and the Senior Management team, we will develop a clear Corporate Vision. Under the Board’s guidance, Management will execute that strategy in 2008 and beyond.

  Performance management systems that are aligned with the Mission and Strategy to ensure delivery of results both operationally as well as corporately have been introduced and will become fully implemented in 2008.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

January 21, 2008